DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-7-03
0-08641

03017681

March 24, 2003

Michael Nita
DrinkerBiddle&Reath LLP
500 Campus Drive
Florham Park, NJ 07932-1047

Act	1934
Section	
Rule	14A-8
Public Availability	3/24/2003

Re: Selective Insurance Group, Inc.
Incoming letter dated January 7, 2003

Dear Mr. Nita:

This is in response to your letters dated January 7, 2003 and January 24, 2003 concerning the shareholder proposal submitted to Selective by John L. Soldoveri. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William S. Robertson, III
Williams, Caliri, Miller, Otley & Stern, P.C.
1428 Route 23, P.O. Box 995
Wayne, NJ 07474-0995

DrinkerBiddle&Reath
A Pennsylvania Limited Liability Partnership LLP

Law Offices
500 Campus Drive
Florham Park, NJ
07932-1047
973-360-1100
973-360-9831 fax
www.drinkerbiddle.com

PHILADELPHIA
NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
BERWYN
WILMINGTON

January 7, 2003

1934 Act/Rule 14a-8

VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Selective Insurance Group, Inc.
Exclusion of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Selective Insurance Group, Inc., a New Jersey corporation ("Selective"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Selective's intention to exclude a shareholder proposal (the "Proposal") submitted by John Soldoveri (the "Proponent") from its proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting").

On December 3, 2002, Selective received the Proposal submitted by the Proponent for inclusion in Selective's proxy statement for the 2003 Meeting. A copy of the Proposal and the Proponent's cover letter are attached to this letter as Exhibit A.

For the reasons discussed below, Selective believes the Proposal may be excluded from the proxy materials for the 2003 Meeting.

Selective respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if Selective excludes the Proposal from its proxy materials for the 2003 Meeting.

Selective expects to file its proxy materials for the 2003 Meeting with the Commission and commence mailing to shareholders on or about April 1, 2003. We are enclosing six copies of this letter, including all exhibits. We are also forwarding concurrently a copy of this letter, and all exhibits, to the Proponent by overnight mail to advise him of Selective's intention to exclude the Proposal.

To the extent that the reasons for exclusion stated in this letter are based on matters of state law, these reasons are the opinion of the undersigned firm as attorneys licensed and admitted to practice in the State of New Jersey.

Daniel F. O'Connell,
Partner responsible for
Florham Park Office

Established
1849

THE PROPOSAL

The Proponent has requested that the following Proposal consisting of three actions be submitted for consideration by Selective shareholders at the 2003 Meeting:

> "RESOLVED to recommend that until the Company achieves at least a 12% average return on equity for two successive years, the Board of Directors not approve compensation increases (other than CPI-based cost-of-living increases) above 2000 levels to senior executive officers or directors; and
>
> FURTHER RESOLVED to recommend that the Board not award stock, stock options or similar compensation to senior executive officers or directors unless such compensation is performance-based, conditioned upon the Company's achieving at least a 12% average return on equity for two successive years; and
>
> FURTHER RESOLVED to recommend that the Board enter into understandings with senior executive officers and directors not to exercise stock options or to sell or otherwise dispose of stock until the Company achieves at least a 12% average return on equity for two successive years".

DISCUSSION OF REASONS FOR EXCLUSION

I. The Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would require Selective to breach multiple contracts in violation of state law.

The Proposal may be excluded from Selective's proxy materials for its 2003 Meeting under Rule 14a-8(i)(2), which provides for exclusion where the implementation of a proposal would cause a company to violate state, federal or local laws to which it is subject.

A. Action Relating to Executive Compensation.

If implemented, the Proposal would prohibit Selective's Board of Directors from approving compensation increases (other than CPI-based cost-of-living increases) above 2000 levels to senior executive officers or directors until Selective achieves at least a 12% average return on equity for two successive years.

Selective has employment agreements with a number of its senior executive officers. The employment agreements are in substantially the same form.

Selective's Employment Agreement with Gregory Murphy, President and Chief Executive Officer, was entered into as of August 1, 1995, amended as of May 1, 1998 and May 5, 2000 and was most recently amended as of August 1, 2001 for a three year term. Selective's Employment Agreement with Jamie Ochiltree III, Executive Vice President, Insurance Operations, was entered into as of October 31, 1995, amended as of October 31, 1998 and May 2, 2000 and was most recently amended as of October 31, 2001 for a three year term. The foregoing employment agreements (the "Employment Agreements") are attached to this letter as Exhibit B.[1]

Section 3 of each of the Employment Agreements provides that Selective pay the executive officer a fixed annual salary during the term of employment, with such salary to be reviewed no less than annually by Selective's Board of Directors. That section also provides that Selective's Board of Directors may increase the salary or other benefits provided to the officers or provide additional or contingent benefits as it deems appropriate. In the case of each of Mr. Murphy and Mr. Ochiltree, the most recent amendment in 2001 provided for an extension of the employment term for 3 years and set a new fixed minimum salary. The Employment Agreements do not permit the fixed annual salary to be reduced below the fixed minimum at any time during the term.

As one commentator has noted:

> When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer

[1] Certain of Selective's other senior executive officers have employment agreements which expire before the 2003 Meeting. Selective intends to enter into extensions of these employment agreements before the 2003 Meeting.

> has no power arbitrarily to reduce that
> compensation during the term of employment.

See Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989).

Selective's obligations under the Employment Agreements are to pay to each of Mr. Murphy and Mr. Ochiltree no less than the annual salary fixed in his agreement for each year of the term. None of the Employment Agreements permit Selective to unilaterally reduce the amount of salary fixed in Section 3 thereof and payable to the executive thereunder or fail to perform its obligations to pay the stated minimum salary. If Selective implemented the Proposal, the fixing of salary at the 2000 levels of salary and bonus received by each of Mr. Murphy and Mr. Ochiltree would result in a decrease in salary below the minimum levels specified in the Employment Agreements.[2] Any such action by Selective would constitute a breach of contract in violation of New Jersey law.

The Employment Agreements specifically state they are governed by New Jersey law. New Jersey courts have stated that, as a matter of basic contract law, if during the course of performance one party fails to perform essential obligations under the contract, he may be considered to have committed a material breach and the other party may elect to terminate it. Ingrassia Construction Company, Inc. v. Vernon Township Board of Education, 784 A.2d 73, 345 N.J. Super. 130, 136-137 (App. Div. 2001) citing Medivox Productions, Inc. vs. Hoffman-LaRoche, Inc., 256 A.2d 803, 107 N.J. Super. 47, 58-59 (Law Div. 1969). Unilateral statements or actions made after an agreement has been reached or added to a completed agreement clearly do not serve to modify the original terms of a contract. County of Morris v. Fauver, 707 A.2d 958, 153 N.J. 80, 100 (1998).

The Staff has consistently recognized that proposals that would cause a company to breach existing contracts may be excluded from the company's proxy materials. See, e.g. NetCurrents, Inc. (June 1, 2001) (proposal requesting Board of Directors to develop new compensation plans to replace existing compensation plans that would result in a breach of existing employment agreements was excludable under Rule 14a-8(i)(2)); International Business Machines Corporation (February 27, 2000) (proposal requesting Board of Directors to seek termination and renegotiation of an executive's retirement package was excludable under Rule 14a-8(i)2)); BankAmerica Corporation (February 24,

[2] Neither Mr. Murphy nor Mr. Ochiltree received a bonus in 2000.

1999) (proposal to rescind restricted stock grants and reduce pension benefits under contractual agreements was excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)); International Business Machines Corporation (December 15, 1995) (stockholder proposal requesting the corporation to lower the compensation of certain executive officers of the corporation in violation of their employment agreements was excludable based on illegality of any attempt by the company to make unilateral modifications to existing contracts).

If Selective implemented the Proposal fixing the salary payable to each of Mr. Murphy and Mr. Ochiltree at the amount of salary and bonus paid to each of them, respectively, in 2000, it would result in a breach by Selective of the terms of the Employment Agreements in violation of New Jersey law and subject Selective to potential lawsuits, damages and termination by the executive officers. Just as in International Business Machines (2000) and BankAmerica, no useful purpose is served by requiring management to include a proposal that it could not lawfully implement even if the shareholders were to adopt it. Consequently, the Proposal should be excluded from Selective's proxy materials pursuant to Rule 14a-8(i)(2).

B. Action Relating to Restrictions on Exercise of Stock Options and Sales of Stock.

If implemented, the Proposal would also require Selective to enter into understandings with senior executive officers and directors not to exercise stock options or to sell or otherwise dispose of stock until the Company achieves at least a 12% average return on equity for two successive years.

If Selective implemented the Proposal, it would result in a breach by Selective of legally binding agreements and is therefore excludable under Rule 14a-8(i)(2).

Selective has issued stock options to its senior executive officers and directors under several stock option plans. These options, by their terms, have various dates upon which they become exercisable. Some options are currently exercisable and others become exercisable upon the passage of time. The terms and conditions of the option holders' right to exercise these options is set forth in the various plans and in the option grant agreements issued to the option recipients. A form of such option agreement is attached hereto as Exhibit C.

The option grant agreements state they are governed by New Jersey law. Under New Jersey law, an option contract is "a continuing offer supported by sufficient consideration, a promise upon an executed legal consideration, and so irrevocable for the time of its continuance". Gillman v. Bally Manufacturing Corp., 670 A.2d 19, 286 N.J. Super. 523, 531 (App. Div. 1996) citing Borough of West Caldwell v. Borough of Caldwell, 138 A.2d 402, 26 N.J. 9, 26 (1958).

If Selective were to unilaterally impose a new condition on the exercise of outstanding stock options or refuse to issue shares of its stock upon an otherwise valid option exercise as would be required by implementation of the Proposal, the action would constitute a breach of contract which would violate New Jersey law. Similar violations would occur if Selective were to unilaterally impose restrictions on the sale or disposition of stock held by executive officers and directors.

The Proposal may be excluded under Rule 14a-8(i)(2). The Staff has concurred with this position when reviewing proposals seeking to place restrictions on the exercise of stock options. See Mobil Corporation (January 29, 1997).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because implementation of the Proposal is beyond the power of Selective to lawfully effectuate.

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a proposal if the company lacks the power or authority to implement the proposal. Since the implementation of the Proposal would cause Selective to breach existing obligations under the Employment Agreements and stock option agreements and cause Selective to unilaterally impose restrictions on the sale of outstanding stock held by the directors and executive officers, the Proposal requests Selective's Board of Directors to implement actions which are beyond the power of Selective to lawfully effectuate. The Proposal, therefore, may be excluded under Rule 14a-8(i)(6).

The Staff has determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded under Rule 14a-8(i)(6). See NetCurrents, Inc. (June 1, 2001); BankAmerica Corporation (February 24, 1999).

III. The Proposal may be excluded under Rule 14(a)-8(i)(1) because it is an improper subject for shareholder action.

The Proposal may be excluded under Rule 14a-8(i)(1) which provides for exclusion of a proposal that is not a proper subject for action by shareholders under state law.

Selective is incorporated in the State of New Jersey. Section 14A:6-1(1) of the New Jersey Business Corporation Act provides that: "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided". There is no provision in Selective's Restated Certificate of Incorporation which limits the authority of the Board of Directors to manage the business. Furthermore, Section 7A of Selective's By-laws states: "The business and affairs of the Company shall be managed by a Board of Directors which shall have and may exercise all of the powers of the Company, except such as are expressly conferred upon the stockholders by the Restated Certificate of Incorporation or by these By-laws". Moreover, Section 7D of Selective's By-laws expressly provides that members of the Board of Directors shall receive such compensation as the Board of Directors may from time to time direct or determine and Section 13A of Selective's By-laws expressly provides that compensation of officers shall be fixed by the Board of Directors. Finally, under the terms of several of Selective's stock option plans, which have been approved by Selective's shareholders at past annual meetings, administration of the stock option plans, including all matters pertaining to the grant of stock options, are specifically given to the Salary and Employee Benefits Committee of the Board of Directors.

The Proposal provides for Selective's Board of Directors to take action with respect to limiting compensation of senior executive officers, including salary compensation and stock incentive compensation, as well as imposing restrictions on dispositions of stock and options. If the Proposal were implemented, it would, in effect, result in the placing of limitations on the authority and responsibility of the Board of Directors to manage the business and affairs of Selective, which authority and responsibility is expressly delegated to Selective's Board of Directors under New Jersey law and Selective's By-laws, and would interfere with the Board's authority to determine salary and stock compensation.

DrinkerBiddle&Reath LLP

CONCLUSION

For the foregoing reasons, Selective intends to exclude the Proposal from its proxy materials for the 2003 Meeting. Selective respectfully requests confirmation from the Staff that it will not recommend enforcement action to the Commission if Selective excludes the Proposal from its proxy materials.

Please acknowledge receipt of this letter by date stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or require additional information or if the Staff is unable to concur with Selective's conclusions herein, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please contact Michael Nita of this office at (973) 549-7124.

Very truly yours,

Drinker Biddle & Reath LLP

John L. Soldoveri
3 Battle Ridge Trail
Totowa, NJ 07512-0615

Exhibit A

December 2, 2002

VIA OVERNIGHT DELIVERY

Michele Nieroda Schumacher
Corporate Secretary
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, NJ 07890-1000

Re: Shareholder Proposal for Proxy Statement for 2003 Annual Meeting of Shareholders

Dear Mrs. Nieroda:

I have been a shareholder of Selective Insurance Group, Inc. (the "Company") for many years. I intend to hold my securities through the Company's 2003 Annual Meeting of Shareholders.

Pursuant to SEC Rule 14a-8, I enclose the text of a proposal that I intend to introduce at the 2003 Annual Meeting of Shareholders. I request that you include this proposal in the Proxy Statement for that annual meeting.

Very truly yours,

John L. Soldoveri

JLS/wr
Enclosure

RECEIVED
DEC 03 2002
CORP LEGAL DEPT

John L. Soldoveri, 3 Battle Ridge Trail, Totowa, New Jersey 07512-0615, beneficial owner of 420,500 shares of the Company's common stock, has notified the Company that he intends to present the following proposal at the Meeting:

WHEREAS, earnings per share and returns on equity were significantly lower during 2000 and 2001 than during the prior five years; and

WHEREAS, 2001 compensation of senior executive officers increased substantially over 2000, and the CEO realized significant benefits from exercising stock options and selling Company stock during 2001 and 2002;

RESOLVED to recommend that until the Company achieves at least a 12% average return on equity for two successive years, the Board of Directors not approve compensation increases (other than CPI-based cost-of-living increases) above 2000 levels to senior executive officers or directors; and

FURTHER RESOLVED to recommend that the Board not award stock, stock options or similar compensation to senior executive officers or directors unless such compensation is performance-based, conditioned upon the Company's achieving at least a 12% average return on equity for two successive years; and

FURTHER RESOLVED to recommend that the Board enter into understandings with senior executive officers and directors not to exercise stock options or to sell or otherwise dispose of stock until the Company achieves at least a 12% average return on equity for two successive years.

Statement in Support of Proposal

2000 and 2001 diluted earnings per share were $1.01 and $0.98, respectively, compared to $1.90 average diluted earnings per share for the prior five years. Average returns on equity during 2000 and 2001 were 4.6% and 4.4%, respectively, compared to 11.5% for the prior five years. Notwithstanding these decreases:

- During 2001 the Company increased the Chief Executive Officer's cash compensation to $610,231, a 29.5% increase over 2000.

- During 2001 the Company awarded the CEO restricted stock worth $567,188, 147% higher than the value of his 2000 stock awards.

- During 2001 the Company granted the CEO options on 15,000 shares, 50% higher than options granted in 2000.

- During 2001 the CEO exercised options to buy 11,780 shares, realizing $167,070 profit.

- During February 2002 the Company awarded 10,000 shares to the CEO, who sold 7,192 shares, realizing $147,148.

- During May 2002 the CEO exercised options to buy 23,100 shares. He immediately resold such shares at $29.00 per share, realizing $324,500 profit.

- During June 2002 the CEO exercised options to buy 15,574 shares. He immediately resold such shares at $26.50 per share, realizing $127,000 profit.

- During September 2002 the CEO exercised options to buy 12,256 shares. He immediately resold 8,194 shares at $24.40 per share, retaining 4,062 shares having a $97,500 value.

- During 2001 the Company significantly increased the direct and indirect compensation of other senior executive officers above 2000 levels.

The 2001 Annual Report states that management established a goal of 12% for average return on equity. Senior management's compensation should be directly linked to overall Company financial performance, including achieving that highly important stated return on equity goal.

Exhibit B

EMPLOYMENT AGREEMENT

AGREEMENT dated as of August 1, 1995, by and between **SELECTIVE INSURANCE COMPANY OF AMERICA**, a New Jersey corporation (the "Company"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and Gregory E. Murphy, having an address at 10 Condit Road, Mountain Lakes, New Jersey 07046 (the "Executive").

In consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. **Employment**. The Company agrees to employ the Executive, and the Executive accepts employment with the Company, on the terms and conditions set forth herein.

2. **Term**. The term of employment under this Agreement shall commence as of the date hereof and, subject to Section 7 hereof, shall terminate three (3) years after the date hereof.

3. **Compensation**. For all services rendered by the Executive under this Agreement, the Company shall pay the Executive a fixed salary during the term of employment under this Agreement at a rate of not less than One Hundred Thirty Thousand Dollars ($130,000) per year (the "Salary"), payable in installments in accordance with the Company's policy from time to time in effect for payment of salary to executives. The Salary shall be reviewed no less than annually by the Company's Board of Directors, and nothing contained herein shall prevent the Company's Board of Directors from at any time increasing the Salary or other benefits herein provided to be paid or provided to Executive or from providing additional or contingent benefits to Executive as it deems appropriate.

4. **Duties.**

(a) The Executive has been elected as Senior Vice President and Chief Financial Officer of the Company, and he agrees to serve as such during each year of the term of this Agreement that he is elected to such office and until his successor is elected and qualified. If at any time prior to the expiration of this Agreement, the Board of Directors of the Company shall fail to reelect Executive as Senior Vice President and Chief Financial Officer at the Company's Annual Organizational Meeting (except as a result of termination pursuant to Section 7 hereof), Executive's employment hereunder shall terminate ninety (90) days after the date of such meeting. During said ninety-day (90-day) period the Executive shall continue to be employed under this Agreement, shall cooperate fully with the Company's Board of Directors and shall devote his full business time and attention to such duties not inconsistent with the provisions hereof as he shall be assigned by the Company's Board of Directors. Upon termination of Executive's employment hereunder pursuant to this Section 4(a), the Executive shall resign as an officer of the Company and each of its subsidiaries of which he shall then be a director and/or officer. Notwithstanding any such termination, the Executive, provided he does not violate the provisions of Section 9 hereof, shall be entitled to receive (i) as severance pay an amount equal to his Salary, at the rate in effect at the time of termination of employment hereunder, for a period of two (2) years after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of two (2) years after the date of such termination or such shorter period as provided in Section 8. If Executive's employment hereunder shall terminate pursuant to this Section 4(a), such termination shall not prevent Executive from accepting other employment with the Company or otherwise after the effective date of such termination.

(b) The Executive agrees to devote his entire business time, attention and services exclusively to the business and affairs of the Company and its subsidiaries and to perform his duties with fidelity and to the best of his ability. Executive may accept directorships on the Board of Directors of profit and nonprofit corporations with the prior consent of the Board of Directors of the Company.

5. **Deferred Compensation.**

(a) The Executive may, from time to time during the term of employment hereunder, request that the Company defer the whole or any part of his Salary payable under Section 3, provided that such request is received by the Company on or before the December 31 of the calendar year immediately preceding the calendar year in respect of which such Salary is due (or such other date as may be required from time to time by applicable law). If so requested by the Executive, the Company shall defer payment of the amount so specified and credit on the first day of each month during the year in respect of which the deferred Salary is due, the pro rata share of the amount of Salary deferred for such year to a deferred compensation account established on its corporate books of account. Such account shall be called the "Gregory E. Murphy Deferred Compensation

Account" (the "Account") and shall be an unfunded, unsecured liability of the Company to be satisfied from its general corporate funds. The Company agrees to credit the Account semiannually on June 30 and December 31 of each year with interest at a rate equal to the rate announced from time to time by Morgan Guaranty Trust Company of New York as its prime rate.

(b) Except as herein provided in this Section 5(b), the Company shall distribute to the Executive all amounts credited to the Account in ten (10) approximately equal annual installments commencing on the first day of January immediately succeeding the date of termination of the Executive's employment under this Agreement for any reason whatsoever. In the event of the Executive's death prior to the time he shall have received the full amount due under the preceding sentence, the remaining payments due under such sentence shall be paid on the respective due dates thereof to any beneficiary or beneficiaries designated by the Executive to the Company in writing or, in the absence of such designation, to the Executive's legal representative. It is agreed that the benefits to be paid as deferred compensation pursuant to this Section 5 shall not be forfeited by the Executive.

(c) Nothing contained in this Section 5 and no action taken pursuant to this Section 5 shall create or be construed to create a trust of any kind for the benefit of any person or a fiduciary relationship between the Company and any person.

6. **Benefits During Employment**. During the term of Executive's employment under this Agreement, the Company shall (a) permit

the Executive to participate in the Selective Insurance Stock Option Plan and the Selective Insurance Stock Option Plan II, Thrift Plan for Employees of Selective Insurance Company of America and Subsidiaries, and incentive compensation, stock option, stock appreciation right, stock bonus, pension, group insurance and other benefit plans, if any, in accordance with the respective provisions thereof, from time to time in effect (collectively, the "Plans"), and (b) provide the Executive with suitable offices, secretarial and other services, and other perquisites applicable to executives of the Company, all in accordance with the Company's policies with respect thereto from time to time in effect. The Executive shall also be entitled, during the term of his employment under this Agreement, to vacations and reimbursements for ordinary and necessary travel and entertainment expenses in accordance with the Company's policies on such matters from time to time in effect.

7. **Termination.**

(a) The Executive's employment under this Agreement shall be terminated upon the Executive's death or if the Executive shall be adjudicated legally incompetent by a court of competent jurisdiction. In such event, the Executive or his legal representative shall be entitled to receive (i) as severance pay an amount equal to Executive's Salary, at the rate in effect at the time of termination of employment hereunder, for a period of one (1) year after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of one (1) year after the date of such termination or such shorter period as provided in Section 8.

(b) The Company may, at its option, terminate the Executive's employment under this Agreement if the Executive shall fail, or if the majority of the Board of Directors shall find on the basis of medical evidence reasonably satisfactory to it that the Executive is unable, by virtue of or by reason of some physical or mental impairment, to perform his duties hereunder for a period of ninety (90) consecutive days or more or for a period of one hundred eighty (180) days or more during any 270-day period. In the event that this Agreement is terminated pursuant to this paragraph 7(b), Executive shall be entitled to receive, in monthly installments, for a period of one (1) year from the date of such termination, an amount which, together with any disability insurance benefits to which Executive is entitled under disability insurance policies with respect to which the premiums were paid by the Company, is equal to Executive's Salary at the rate in effect at the time of such termination.

In that regard, Executive, following such termination of this Agreement, shall be considered an employee solely for the purpose of applying for and receiving disability payments (both the temporary and long-term disability) in accordance with the terms and conditions of such disability plans in effect at the time.

(c) The Company may, at its option upon resolution of a majority of the entire Board of Directors, terminate the Executive's employment under this Agreement for cause, upon: (A) the Executive's conviction of a felony (as evidenced by a binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal), (B) the continued willful failure by the Executive to perform substantially his duties with the Company (other than any such failure resulting from his incapacity due to physical injury or physical or mental illness) for a period of thirty (30) days after a demand for substantial performance is delivered to the Executive by the Board of Directors of the Company which specifically identifies the manner in which the Board of Directors believes that the Executive has not substantially performed his duties, or (C) willful misconduct in the performance of the Executive's duties and obligations to the Company which constitute common law fraud or other gross malfeasance of duty. In the event of termination of the Executive's employment pursuant to this paragraph 7(c), Executive shall be entitled to receive (i) his Salary accrued to the date of such termination and (ii) benefits accrued to Executive under the Plans to the date of such termination, to the extent that such benefits may be payable to Executive under the provisions of the Plans in effect on the date of termination of employment.

(d) Notwithstanding anything to the contrary in this Agreement, the Company may, by action duly taken by the Board of Directors, terminate the Executive's employment hereunder at any time and for any reason. In such event, the Executive, provided he does not violate the provisions of Section 9 hereof, shall be entitled to receive (i) as severance pay an amount equal to his Salary, at the rate in effect at the time of termination of employment hereunder, for a period of two (2) years after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of two (2) years after the date of such termination or such shorter period as provided in Section 8.

8. **Certain Benefits After Termination of Employment.** Upon the termination of Executive's employment pursuant to Section 4(a), Section 7(a), Section 7(b) or Section 7(d) hereof, Executive (or his legal representative) shall receive the benefits, if any, to which Executive is entitled under the provisions of the Plans in effect at the time of such termination. In addition, the Company shall maintain in full force and effect for the continued benefit of the Executive and his dependents for a period terminating on the earlier of (i) the termination of the period of such post-termination benefits set forth in Section 4(a), Section 7(a), Section 7(b) or Section 7(d), as applicable, or (ii) the commencement date of equivalent benefits from a new employer (the "Extended Benefit Period"), all insured and self-insured employee welfare benefit plans in which the Executive was entitled to participate immediately prior to the date of termination, provided that the Executive's continued participation is not barred under the general terms and provisions of such plans. In the event that the Executive's participation in any such plan is barred by its terms, the Company, at its sole cost and expense, shall arrange to have issued for the benefit of the Executive and his dependents individual policies of insurance providing benefits substantially similar (on an after-tax basis) to those which the Executive otherwise would have been entitled to receive under such plans pursuant to this Section 8. If, at the end of the Extended Benefit Period, the Executive has not previously received or is not receiving equivalent benefits from a new employer, or is not otherwise receiving such benefits, the Company shall arrange, at its sole cost and expense, to enable him to convert his and his dependents' coverage under such plans to individual

policies or programs upon the same terms as employees of the Company may apply for such conversions upon termination of employment.

9. **Nondisclosure of Confidential Information and Trade Secrets.** The Executive agrees that he will not, either during the term of employment under this Agreement or thereafter, disclose to any other person or entity any confidential information or trade secret of the Company or its subsidiaries, except for disclosures to directors, officers, key employees, independent accountants and counsel of the Company and its subsidiaries as may be necessary or appropriate in the performance of his duties hereunder. The Executive agrees not to take with him upon leaving the employ of the Company any document or paper relating to any confidential information or trade secret of the Company and its subsidiaries.

10. **Other Employees.** The Executive agrees that, for a period of two (2) years after the termination of employment under this Agreement, he will not directly or indirectly solicit or induce or attempt to solicit or induce or cause any of the employees of the Company or the Company's subsidiaries to leave the employ of the Company or of such subsidiaries.

11. **Injunctive Relief.** The Executive acknowledges that monetary damages will not adequately compensate the Company for any violation of Sections 9 or 10 hereof and consents to the entry of an injunction in any court of competent jurisdiction to enforce the provisions of Section 9 or Section 10 hereof.

12. **Representations.** The Executive represents and warrants that neither the execution and delivery of this Agreement nor the performance of his duties hereunder violates the provisions

of any other agreement to which he is a party or by which he is bound.

13. **Nonassignability**. No right or benefit under this Agreement shall be assigned, transferred, pledged or encumbered (a) by the Executive except by a beneficiary designation made in the manner provided herein or by will or the laws of descent and distribution, (b) by any beneficiary designated in the manner provided herein except by will or the laws of descent and distribution, or (c) by the Company except that the Company may assign this Agreement and all of its rights hereunder to any entity with which it may merge or consolidate or to which it may sell all or substantially all of its assets provided said entity shall assume (by contract or by operation of law) the Company obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and the Executive, his heirs, legal representatives and any beneficiary or beneficiaries designated hereunder.

14. **Notice**. Any notice, request, or other communication given hereunder shall be in writing, and, if given by the Executive to the Company, shall be delivered personally or sent by certified or registered mail, return receipt requested, postage prepaid, addressed to the Company at Wantage Avenue, Branchville, New Jersey 07890, Attention: President. If given by the Company to the Executive, it shall be delivered personally or sent by certified or registered mail, return receipt requested, postage prepaid, addressed to the Executive at Executive's address hereinabove set forth. Either party may change the address to which notices, requests and other communications are to be addressed by notice given to the other in accordance with the provisions of this Section 14. Notices, requests and other communications shall be

deemed to be given when received, which, in the case of notice given by mail, shall be the time indicated on the receipt therefor.

15. **Severability.** If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity and unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

16. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to contracts made and performed in New Jersey.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Executive and on behalf of the Company by its duly authorized officer, all as of the day and year first above written.

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
James W. Entringer,
Chairman, President and
Chief Executive Officer

____
Gregory E. Murphy

In consideration of the covenants of the Executive hereinabove set forth, Selective Insurance Group, Inc., holder of all of the issued and outstanding capital stock of the Company, hereby guarantees to the Executive the full performance by the Company of all of its obligations under the foregoing Employment Agreement.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________________
James W. Entringer,
Chairman, President and
Chief Executive Officer

184652

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 1, dated as of May 1, 1998 among **SELECTIVE INSURANCE GROUP, INC.,** a New Jersey corporation ("Selective"), having an office at Wantage Avenue, Branchville, New Jersey 07826, **SELECTIVE INSURANCE COMPANY OF AMERICA,** a New Jersey corporation ("SICA"), having an office at Wantage Avenue, Branchville, New Jersey 07826, and **GREGORY E. MURPHY** having an address at 10 Condit Road, Mountain Lakes, New Jersey 07046 (the "Executive"), to Employment Agreement dated as of August 1, 1995 among Selective, SICA and the Executive (the "Employment Agreement").

WHEREAS, Selective, SICA and the Executive have executed and delivered the Employment Agreement and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to amend the Employment Agreement to modify the description of the duties of the Executive as set forth in Section 4(a) of the Employment Agreement, to extend the term thereof and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The term of employment under the Employment Agreement is hereby extended for a period of three (3) years commencing August 1, 1998 (the "Renewal Term"), and all references in the Agreement to the term thereof or the Executive's term of employment thereunder shall include the Renewal Term.

2. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive at a rate of not less than Three Hundred Twenty-Five Thousand Dollars ($325,000.00) per year.

3. The Executive is presently serving as President and Chief Operating Officer of SICA and Selective, and all references in the Employment Agreement to Executive serving as Senior Vice President and Chief Financial Officer of the Company (as defined in the Employment Agreement) are hereby amended to refer to the Executive as President and Chief Operating Officer of the Company (as defined in the Employment Agreement) and Selective.

4. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

5. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers, as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________
Name: James W. Entringer
Title: Chairman and Chief Executive Officer

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
Name: James W. Entringer
Title: Chairman and Chief Executive Officer

____
Executive

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 2, dated as of May 5, 2000, among SELECTIVE INSURANCE GROUP, INC., a New Jersey corporation ("Selective"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, SELECTIVE INSURANCE COMPANY OF AMERICA, a New Jersey corporation ("SICA"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and GREGORY E. MURPHY, having an address at 10 Condit Road, Mountain Lakes, New Jersey 07046 (the "Executive"), to Employment Agreement dated as of August 1, 1995, among Selective, SICA and the Executive, as heretofore amended by Amendment No. 1 thereto dated as of May 1, 1998 (as so amended, the "Employment Agreement").

WHEREAS, Selective, SICA and the Executive have executed and delivered the Employment Agreement, and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to further amend the Employment Agreement to modify the description of the duties of the Executive, as set forth in Section 4(a) of the Employment Agreement, and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive at a rate of not less than Four Hundred Seventy-Five Thousand and 00/100 ($475,000.00) Dollars per year during the Renewal Term.

2. The Executive is presently serving as an President and Chief Executive Officer of SICA and Selective, and all reference to the Employment Agreement to Executive serving as an President and Chief Executive Officer of the Company (as defined in the Employment Agreement) are hereby amended to refer to the Executive as an Chairman of the Board, President and Chief Executive Officer of the Company (as defined in the Employment Agreement) and Selective.

3. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

4. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By:____________________
Name: Thornton R.Land
Title: Executive Vice President and General Counsel

SELECTIVE INSURANCE COMPANY OF AMERICA

By:____________________
Name: Thornton R. Land
Title: Executive Vice President and General Counsel

____
Executive

AMENDMENT NO. 3 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 3, dated as of August 1, 2001, among SELECTIVE INSURANCE GROUP, INC., a New Jersey corporation ("Selective"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, SELECTIVE INSURANCE COMPANY OF AMERICA, a New Jersey corporation ("SICA"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and GREGORY E. MURPHY, having an address at 8 Brandy Ridge Road, Sparta, New Jersey 07871 (the "Executive"), to Employment Agreement dated as of August 1, 1995, among Selective, SICA and the Executive, as heretofore amended by Amendment No. 1 thereto dated as of May 1, 1998, and as heretofore amended by Amendment No. 2 thereto dated as of May 5, 2000, (as so amended, the "Employment Agreement").

WHEREAS, Selective, SICA and the Executive have executed and delivered the Employment Agreement, and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to further amend the Employment Agreement to extend the term thereof and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The term of employment under the Employment Agreement is hereby extended for a period of three (3) years commencing August 1, 2001 (the "Renewal Term"), and all references in the Agreement to the term thereof or the Executive's term of employment thereunder shall include the Renewal Term.

2. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive at a rate of not less than Five Hundred Fifty Thousand and 00/100 ($550,000.00) Dollars per year during the Renewal Term.

3. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

4. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By:________________________
Name: Thornton R.Land
Title: Executive Vice President and General Counsel

SELECTIVE INSURANCE COMPANY OF AMERICA

By:________________________
Name: Thornton R. Land
Title: Executive Vice President and General Counsel

____
Executive

EMPLOYMENT AGREEMENT

AGREEMENT dated as of October 31, 1995, by and between **SELECTIVE INSURANCE COMPANY OF AMERICA**, a New Jersey corporation (the "Company"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and Jamie Ochiltree, III, having an address of 21 Lambert Drive, Sparta, New Jersey 07871 (the "Executive").

In consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. **Employment.** The Company agrees to employ the Executive, and the Executive accepts employment with the Company, on the terms and conditions set forth herein.

2. **Term.** The term of employment under this Agreement shall commence as of the date hereof and, subject to Section 7 hereof, shall terminate three (3) years after the date hereof.

3. **Compensation.** For all services rendered by the Executive under this Agreement, the Company shall pay the Executive a fixed salary during the term of employment under this Agreement at a rate of not less than One Hundred Fifty Thousand Dollars and Twenty-four Cents ($150,000.24) per year (the "Salary"), payable in installments in accordance with the Company's policy from time to time in effect for payment of salary to executives. The Salary shall be reviewed no less than annually by the Company's Board of Directors, and nothing contained herein shall prevent the Company's Board of Directors from at any time increasing the Salary or other benefits herein provided to be paid or provided to Executive

or from providing additional or contingent benefits to Executive as it deems appropriate.

4. **Duties**.

(a) The Executive has been elected as a Senior Vice President of the Company, and he agrees to serve as such during each year of the term of this Agreement that he is elected to such office and until his successor is elected and qualified. If at any time prior to the expiration of this Agreement, the Board of Directors of the Company shall fail to reelect Executive as a Senior Vice President at the Company's Annual Organizational Meeting (except as a result of termination pursuant to Section 7 hereof), Executive's employment hereunder shall terminate ninety (90) days after the date of such meeting. During said ninety-day (90-day) period the Executive shall continue to be employed under this Agreement, shall cooperate fully with the Company's Board of Directors and shall devote his full business time and attention to such duties not inconsistent with the provisions hereof as he shall be assigned by the Company's Board of Directors. Upon termination of Executive's employment hereunder pursuant to this Section 4(a), the Executive shall resign as an officer of the Company and each of its subsidiaries of which he shall then be a director and/or officer. Notwithstanding any such termination, the Executive, provided he does not violate the provisions of Section 9 hereof, shall be entitled to receive (i) as severance pay an amount equal to his Salary, at the rate in effect at the time of termination of employment hereunder, for a period of two (2) years after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of two (2) years after the date of such termination or such shorter period as provided in Section 8. If Executive's employment hereunder shall terminate pursuant to this Section 4(a), such termination shall not prevent Executive from accepting other employment with the Company or otherwise after the effective date of such termination.

(b) The Executive agrees to devote his entire business time, attention and services exclusively to the business and affairs of the Company and its subsidiaries and to perform his duties with fidelity and to the best of his ability. Executive may accept directorships on the Board of Directors of profit and nonprofit corporations with the prior consent of the Board of Directors of the Company.

5. **Deferred Compensation**.

(a) The Executive may, from time to time during the term of employment hereunder, request that the Company defer the whole or any part of his Salary payable under Section 3, provided that such request is received by the Company on or before the December 31 of the calendar year immediately preceding the calendar year in respect of which such Salary is due (or such other date as may be required from time to time by applicable law). If so requested by the Executive, the Company shall defer payment of the amount so specified and credit on the first day of each month during the year in respect of which the deferred Salary is due, the pro rata share of the amount of Salary deferred for such year to a deferred compensation account established on its corporate books of account. Such account shall be called the "Jamie Ochiltree, III Deferred Compensation Account" (the "Account") and shall be an unfunded, unsecured liability of the Company to be satisfied from its general corporate funds. The Company agrees to credit the Account semiannually on June 30 and December 31 of each year with interest at a rate equal to the rate announced from time to time by Morgan Guaranty Trust Company of New York as its prime rate.

(b) Except as herein provided in this Section 5(b), the Company shall distribute to the Executive all amounts credited to the Account in ten (10) approximately equal annual installments commencing on the first day of January immediately succeeding the date of termination of the Executive's employment under this Agreement for any reason whatsoever. In the event of the Executive's death prior to the time he shall have received the full amount due under the preceding sentence, the remaining payments due under such sentence shall be paid on the respective due dates thereof to any beneficiary or beneficiaries designated by the Executive to the Company in writing or, in the absence of such designation, to the Executive's legal representative. It is agreed that the benefits to be paid as deferred compensation pursuant to this Section 5 shall not be forfeited by the Executive.

(c) Nothing contained in this Section 5 and no action taken pursuant to this Section 5 shall create or be construed to create a trust of any kind for the benefit of any person or a fiduciary relationship between the Company and any person.

6. **Benefits During Employment**. During the term of Executive's employment under this Agreement, the Company shall (a) permit the Executive to participate in the Selective Insurance Stock Option Plan and the Selective Insurance Stock Option Plan II, Thrift Plan for Employees of Selective Insurance Company of America and Subsidiaries, and incentive compensation, stock option, stock appreciation right, stock bonus, pension, group insurance and other benefit plans, if any, in accordance with the respective provisions thereof, from time to time in effect (collectively, the "Plans"), and (b) provide the Executive with suitable offices, secretarial and other services, and other perquisites applicable to executives of the Company, all in accordance with the Company's policies with respect thereto from time to time in effect. The Executive shall also be entitled, during the term of his employment under this Agreement, to vacations and reimbursements for ordinary and necessary travel and entertainment expenses in accordance with the Company's policies on such matters from time to time in effect.

7. **Termination**.

(a) The Executive's employment under this Agreement shall be terminated upon the Executive's death or if the Executive shall be adjudicated legally incompetent by a court of competent jurisdiction. In such event, the Executive or his legal representative shall be entitled to receive (i) as severance pay an amount equal to Executive's Salary, at the rate in effect at the time of termination of employment hereunder, for a period of one (1) year after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of one (1) year after the date of such termination or such shorter period as provided in Section 8.

(b) The Company may, at its option, terminate the Executive's employment under this Agreement if the Executive shall fail, or if the majority of the Board of Directors shall find on the basis of medical evidence reasonably satisfactory to it that the Executive is unable, by virtue of or by reason of some physical or mental impairment, to perform his duties hereunder for a period of ninety (90) consecutive days or more or for a period of one hundred eighty (180) days or more during any 270-day period. In the event that this Agreement is terminated pursuant to this paragraph 7(b), Executive shall be entitled to receive, in monthly installments, for a period of one (1) year from the date of such termination, an amount which, together with any disability insurance benefits to which Executive is entitled under disability insurance policies with respect to which the premiums were paid by the Company, is equal to Executive's Salary at the rate in effect at the time of such termination.

In that regard, Executive, following such termination of this Agreement, shall be considered an employee solely for the purpose of applying for and receiving disability payments (both the temporary and long-term disability) in accordance with the terms and conditions of such disability plans in effect at the time.

(c) The Company may, at its option upon resolution of a majority of the entire Board of Directors, terminate the Executive's employment under this Agreement for cause, upon: (A) the Executive's conviction of a felony (as evidenced by a binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal), (B) the continued willful failure by the Executive to perform substantially his duties with the Company (other than any such failure resulting from his incapacity due to physical injury or physical or mental illness) for a period of thirty (30) days after a demand for substantial performance is delivered to the Executive by the Board of Directors of the Company which specifically identifies the manner in which the Board of Directors believes that the Executive has not substantially performed his duties, or (C) willful misconduct in the performance of the Executive's duties and obligations to the Company which constitute common law fraud or other gross malfeasance of duty. In the event of termination of the Executive's employment pursuant to this paragraph 7(c), Executive shall be entitled to receive (i) his Salary accrued to the date of such termination and (ii) benefits accrued to Executive under the Plans to the date of such termination, to the extent that such benefits may be payable to Executive under the provisions of the Plans in effect on the date of termination of employment.

(d) Notwithstanding anything to the contrary in this Agreement, the Company may, by action duly taken by the Board of Directors, terminate the Executive's employment hereunder at any time and for any reason. In such event, the Executive, provided he does not violate the provisions of Section 9 hereof, shall be entitled to receive (i) as severance pay an amount equal to his Salary, at the rate in effect at the time of termination of employment hereunder, for a period of two (2) years after the date of such termination, payable in monthly installments, and (ii) the certain benefits provided for in Section 8 hereof, for a period of two (2) years after the date of such termination or such shorter period as provided in Section 8.

8. **Certain Benefits After Termination of Employment**. Upon the termination of Executive's employment pursuant to Section 4(a), Section 7(a), Section 7(b) or Section 7(d) hereof, Executive (or his legal representative) shall receive the benefits, if any, to which Executive is entitled under the provisions of the Plans in effect at the time of such termination. In addition, the Company shall maintain in full force and effect for the continued benefit of the Executive and his dependents for a period terminating on the earlier of (i) the termination of the period of such post-termination benefits set forth in Section 4(a), Section 7(a), Section 7(b) or Section 7(d), as applicable, or (ii) the commencement date of equivalent benefits from a new employer (the "Extended Benefit Period"), all insured and self-insured employee welfare benefit plans in which the Executive was entitled to participate immediately prior to the date of termination, provided that the Executive's continued participation is not barred under the general terms and provisions of such plans. In the event that the Executive's participation in any such plan is barred by its terms, the Company, at its sole cost and expense, shall arrange to have issued for the benefit of the Executive and his dependents individual policies of insurance providing benefits substantially similar (on an after-tax basis) to those which the Executive otherwise would have been entitled to receive under such plans pursuant to this Section 8. If, at the end of the Extended Benefit Period, the Executive has not previously received or is not receiving equivalent benefits from a new employer, or is not otherwise receiving such benefits, the Company shall arrange, at its sole cost and expense, to enable him to convert his

and his dependents' coverage under such plans to individual policies or programs upon the same terms as employees of the Company may apply for such conversions upon termination of employment.

9. **Nondisclosure of Confidential Information and Trade Secrets**. The Executive agrees that he will not, either during the term of employment under this Agreement or thereafter, disclose to any other person or entity any confidential information or trade secret of the Company or its subsidiaries, except for disclosures to directors, officers, key employees, independent accountants and counsel of the Company and its subsidiaries as may be necessary or appropriate in the performance of his duties hereunder. The Executive agrees not to take with him upon leaving the employ of the Company any document or paper relating to any confidential information or trade secret of the Company and its subsidiaries.

10. **Other Employees**. The Executive agrees that, for a period of two (2) years after the termination of employment under this Agreement, he will not directly or indirectly solicit or induce or attempt to solicit or induce or cause any of the employees of the Company or the Company's subsidiaries to leave the employ of the Company or of such subsidiaries.

11. **Injunctive Relief**. The Executive acknowledges that monetary damages will not adequately compensate the Company for any violation of Sections 9 or 10 hereof and consents to the entry of an injunction in any court of competent jurisdiction to enforce the provisions of Section 9 or Section 10 hereof.

12. **Representations**. The Executive represents and warrants that neither the execution and delivery of this Agreement nor the performance of his duties hereunder violates the provisions

of any other agreement to which he is a party or by which he is bound.

13. **Nonassignability.** No right or benefit under this Agreement shall be assigned, transferred, pledged or encumbered (a) by the Executive except by a beneficiary designation made in the manner provided herein or by will or the laws of descent and distribution, (b) by any beneficiary designated in the manner provided herein except by will or the laws of descent and distribution, or (c) by the Company except that the Company may assign this Agreement and all of its rights hereunder to any entity with which it may merge or consolidate or to which it may sell all or substantially all of its assets provided said entity shall assume (by contract or by operation of law) the Company obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and the Executive, his heirs, legal representatives and any beneficiary or beneficiaries designated hereunder.

14. **Notice.** Any notice, request, or other communication given hereunder shall be in writing, and, if given by the Executive to the Company, shall be delivered personally or sent by certified or registered mail, return receipt requested, postage prepaid, addressed to the Company at Wantage Avenue, Branchville, New Jersey 07890, Attention: President. If given by the Company to the Executive, it shall be delivered personally or sent by certified or registered mail, return receipt requested, postage prepaid, addressed to the Executive at Executive's address hereinabove set forth. Either party may change the address to which notices, requests and other communications are to be addressed by notice given to the other in accordance with the provisions of this Section 14. Notices, requests and other communications shall be

deemed to be given when received, which, in the case of notice given by mail, shall be the time indicated on the receipt therefor.

15. **Severability**. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity and unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

16. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to contracts made and performed in New Jersey.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Executive and on behalf of the Company by its duly authorized officer, all as of the day and year first above written.

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
James W. Entringer,
Chairman, President and
Chief Executive Officer

____
Jamie Ochiltree, III

In consideration of the covenants of the Executive hereinabove set forth, Selective Insurance Group, Inc., holder of all of the issued and outstanding capital stock of the Company, hereby guarantees to the Executive the full performance by the Company of all of its obligations under the foregoing Employment Agreement.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________
James W. Entringer,
Chairman, President and
Chief Executive Officer

197242

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 1, dated as of October 31, 1998 among **SELECTIVE INSURANCE GROUP, INC.**, a New Jersey corporation ("Selective"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, **SELECTIVE INSURANCE COMPANY OF AMERICA**, a New Jersey corporation ("SICA"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and **JAMIE OCHILTREE, III**, having an address at 21 Lambert Drive, Sparta, New Jersey 07871 (the "Executive"), to Employment Agreement dated as of October 31, 1995 among SICA and the Executive (the "Employment Agreement").

WHEREAS, SICA and the Executive have executed and delivered the Employment Agreement and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to amend the Employment Agreement to modify the description of the duties of the Executive as set forth in Section 4(a) of the Employment Agreement, to extend the term thereof and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The term of employment under the Employment Agreement is hereby extended for a period of three (3) years commencing October 31, 1998 (the "Renewal Term"), and all references in the Agreement to the term thereof or the Executive's term of employment thereunder shall include the Renewal Term.

2. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive during the Renewal Term at a rate of not less than One Hundred Ninety Seven Thousand Six Hundred Dollars ($197,600.00) per year.

3. The Executive is presently serving as an Executive Vice President of SICA and Selective, and all

references in the Employment Agreement to Executive serving as Senior Vice President of the Company (as defined in the Employment Agreement) are hereby amended to refer to the Executive as an Executive Vice President of the Company (as defined in the Employment Agreement) and Selective.

4. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

5. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers, as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________
Name: James W. Entringer
Title: Chairman and Chief Executive Officer

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
Name: James W. Entringer
Title: Chairman and Chief Executive Officer

____
Executive

526409

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 2, dated as of May 2, 2000, among SELECTIVE INSURANCE GROUP, INC., a New Jersey corporation ("Selective"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, SELECTIVE INSURANCE COMPANY OF AMERICA, a New Jersey corporation ("SICA"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and JAMIE OCHILTREE III, having an address at 21 Lambert Drive, Sparta, New Jersey 07871 (the "Executive"), to Employment Agreement dated as of October 31, 1995 among Selective, SICA and the Executive, as heretofore amended by Amendment No. 1 thereto dated as of October 31, 1998 (as so amended, the "Employment Agreement").

WHEREAS, Selective, SICA and the Executive have executed and delivered the Employment Agreement, and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to further amend the Employment Agreement to modify the description of the duties of the Executive, as set forth in Section 4(a) of the Employment Agreement and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive at a rate of not less than Two Hundred Sixty-Five Thousand and 00/100 ($265,000.00) Dollars per year during the Renewal Term.

2. The Executive is presently serving as an Executive Vice President - Insurance Operations of SICA and Selective, and all references in the Employment Agreement to Executive serving as Senior Vice President of the Company (as defined in the Employment Agreement) are hereby amended to refer to the Executive as an Executive Vice President-Insurance Operations of the Company (as defined in the Employment Agreement) and Selective.

3. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

4. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________
Name: Gregory E. Murphy
Title: President and Chief Executive Officer

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
Name: Gregory E. Murphy
Title: President and Chief Executive Officer

____
Executive

AMENDMENT NO. 3 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 3, dated as of October 31, 2001, among **SELECTIVE INSURANCE GROUP, INC.**, a New Jersey corporation ("Selective"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, **SELECTIVE INSURANCE COMPANY OF AMERICA,** a New Jersey corporation ("SICA"), having an office at 40 Wantage Avenue, Branchville, New Jersey 07826, and **JAMIE OCHILTREE III,** having an address at 21 Lambert Drive, Sparta, New Jersey 07871 (the "Executive"), to Employment Agreement dated as of October 31, 1995 among Selective, SICA and the Executive, as heretofore amended by Amendment No. 1 thereto dated as of October 31, 1998, and Amendment No. 2 dated as of May 3, 2000, as heretof (as so amended, the "Employment Agreement").

WHEREAS, Selective, SICA and the Executive have executed and delivered the Employment Agreement, and Selective has guaranteed all of the obligations of SICA as the Employer under the Employment Agreement; and

WHEREAS, the parties hereto desire to further amend the Employment Agreement to extend the term thereof and to modify the Salary (as defined in Section 3 of the Employment Agreement) provided for therein.

THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. The term of employment under the Employment Agreement is hereby extended for a period of three (3) years commencing October 31, 2001 (the "Renewal Term"), and all references in the Agreement to the term thereof or the Executive's term of employment thereunder shall include the Renewal Term.

2. The Salary, as defined and provided for in Section 3 of the Employment Agreement, shall be paid to the Executive at a rate of not less than Two Hundred Ninety Thousand and 00/100 ($290,000.00) Dollars per year during the Renewal Term.

3. Selective reaffirms that it guarantees to the Executive the full performance by SICA of all of its obligations under the Employment Agreement as amended herein.

4. Except as amended herein, the Employment Agreement shall continue in full force and effect on and after the date hereof.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Executive and on behalf of Selective and SICA by their duly authorized officers as of the date and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By: ______________________
Name: Gregory E. Murphy
Title: Chairman, President and Chief Executive Officer

SELECTIVE INSURANCE COMPANY OF AMERICA

By: ______________________
Name: Gregory E. Murphy
Title: Chairman, President and Chief Executive Officer

____
Executive

Exhibit C

SELECTIVE INSURANCE
NONQUALIFIED STOCK OPTION GRANT

THIS DOCUMENT EVIDENCES A NONQUALIFIED STOCK OPTION GRANT ("Grant"), effective the **Day** of **Month, Year** from **SELECTIVE INSURANCE GROUP, INC.**, a New Jersey Corporation, with its principal office at Wantage Avenue, Branchville, New Jersey 07890 (hereinafter called the "Company"), to **«Name»** residing at **«Address»**, **«City»**, **«State» «Zip»** (hereinafter called the "Employee").

WITNESSETH THAT:

WHEREAS, the Company has adopted the Selective Insurance Stock Option Plan II (the "Plan"); and

WHEREAS, the Employee has been designated as an employee to whom a Nonqualified Option to purchase shares of the Company is to be granted under the Plan;

NOW THEREFORE, the Company hereby grants to the Employee, on the terms and conditions hereinafter set forth, an option to purchase all or any part of **«Options»** shares of the Company's common stock, par value $2.00 per share, at a price of **$Price** per share (the "option"). The option granted hereby is designated by the Company as, and is intended to be, a Nonqualified Option, as defined under the Plan. By accepting the option, the Employee agrees to be bound by the provisions hereof and the provisions of the Plan with respect to the option.

1.) The right to purchase the shares subject to this option shall accrue immediately. No part of the option shall lapse by reason of any omission to exercise the option or any part thereof prior to ten (10) years from the date hereof; provided, however, that no fractional share shall be purchasable or deliverable hereunder and that this option shall terminate ten (10) years from the date hereof.

2.) This option may be exercised only by written notice to the Company specifying the number of shares in respect of which the option is being exercised and by payment to the Company in cash or in shares of the Company of the full purchase price for said shares.

3.) The Company shall take any action required by law and applicable regulations to authorize the issuance of any shares covered by this option. Upon completion of such action and the receipt of payment in full for the shares in respect of which this option is exercised, the Company shall establish a book entry share account in the name of the Employee (the "Account") and shall issue said shares to the Employee, when issued, shall be fully paid and non-assessable. Said shares shall be credited to the Account. No stock certificates representing said shares shall be delivered to the Employee unless and until the Employee requests in writing to the Company that certificates evidencing all or part of the whole shares credited to the Account be delivered to the Employee. Certificates for fractional shares will not be issued under any circumstances. A statement of account shall be sent to the Employee following each exercise of this option.

4.) If, prior to the issuance by the Company of all of the shares covered by this option, there shall be any increases or reductions in the number of common shares outstanding by reason of any stock dividends or stock split-ups or other readjustments or, if there is any other material change in the capital structure of the Company by reason of any reclassification, reorganization, recapitalization or otherwise, there shall be a proportionate and equitable adjustment of the terms of this option with respect to the amount and class of shares remaining subject to the option and the purchase price to be paid therefor as determined by the Committee (as defined in the Plan).

5.) The Employee shall have no rights or privileges as a stockholder of the Company with respect to the shares issuable under this option until such shares have been issued to the Employee. Prior to the issuance of such shares, the Company may require the Employee or other person exercising this option to furnish such representations as may be required, in the sole discretion of the Company's counsel, to satisfy the requirements of the Securities and Exchange Commission under the Securities Act of 1933, as amended.

6.) This option shall not be assignable or transferable by the Employee otherwise than by will or the laws of descent and distribution and shall be exercisable during the Employee's lifetime only by the Employee.

7.) Upon termination of the Employee's employment with the Company for any reason, this option shall terminate twelve (12) months after the date of termination of employment.

8.) If termination is due to death, the person or persons to whom the Employee's rights under this option shall pass by will or the laws of descent and distribution shall be entitled at any time within twelve (12) months after the date of death to exercise the option with respect to any unexercised portion of the option that was exercisable by the Employee prior to such his/her death.

9.) If Employee is a person who may be deemed to be an "affiliate" of the Company, as defined in the rules and regulations under the Securities Act of 1933, as amended (the "Act"), shares acquired pursuant to this option may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under the Act covering the shares except in compliance with Rule 144 under the Act or otherwise pursuant to an exemption from the registration requirements under the Act which may, in the opinion of counsel for the Company, be available.

10.) This Grant is not an agreement to employ or to continue the employment of Employee. Nothing in this Grant shall be deemed to create any limitation or restriction upon such rights as the Company would otherwise have to terminate the employment of the Employee at any time for any reason.

11.) Any notice to be given or served under the terms of this Grant shall be delivered to the Secretary of the Company and to the Employee at the address shown above or such other address or addresses as either party may designate in writing to the other. Any such notice shall be deemed to have been duly given or delivered when it is placed in the United States mail, postage prepaid, registered or certified mail, return receipt requested or delivered to a telegraph facility.

12.) This Grant shall be construed in accordance with the laws of New Jersey and shall be binding on and inure to the benefit of any successor or successors of the Company and the personal representatives of the Employee.

13.) The option granted hereunder is granted to the Employee subject to the terms of the Plan, as amended from time to time.

14.) The Company may make such provisions as it may deem appropriate for the withholding of any taxes the Company determines it is required to withhold in connection with this Agreement and the transactions contemplated hereby.

IN WITNESS WHEREOF, this Grant has been executed as of the day and year first above written.

SELECTIVE INSURANCE GROUP, INC.

By:______________________________
Gregory E. Murphy
Chief Executive Officer and President

ATTEST:

____
Michele Nieroda Schumacher
Corporate Secretary

WILLIAMS, CALIRI, MILLER, OTLEY & STERN, P.C.
LAWYERS
FOUNDED IN 1936

1428 ROUTE 23, P.O. BOX 995
WAYNE, NEW JERSEY 07474-0995
TELEPHONE (973) 694-0800
FAX (973) 694-0302

www.wcmolaw.com

WALTER E. WILLIAMS (1904-1985)
DAVID J. CALIRI (RETIRED)

PETER B. EDDY
CHRISTOPHER A. ERD
DAVID GOLUB
STEVEN A. LANG
ANGELA J. MENDELSOHN
RICHARD S. MILLER
BRYAN D. PLOCKER*
WILLIAM S. ROBERTSON, III*
JOHN J. STERN^Δ□
STEVEN A. WEISBERGER

COUNSEL

VICTOR C. OTLEY, JR.
MURRAY L. COLE
RALPH V. MARTIN
JOHN F. GEANEY, JR.
VINCENT A. SIANO*
HENRY RAMER, P.A.*†□
HOWARD STERN

*Admitted also in NY
†Admitted also in FL
^ΔAdmitted also in CA
□Certified by the Supreme Court of New Jersey as a Civil Trial Attorney

1934 Act/Rule 14a-8(k)
[Response Letter]

January 17, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Selective Insurance Group, Inc. - Shareholder Proposal for Proxy Statement for 2003 Annual Meeting of Shareholders

Ladies and Gentlemen:

On behalf of our client John L. Soldoveri ("Proponent"), a shareholder of Selective Insurance Group, Inc. ("Selective"), we are submitting this letter pursuant to Rule 14a-8(k) in response to a letter to you from Selective's legal counsel, DrinkerBiddle&Reath LLP dated January 7, 2003 (the "Selective Letter").

The Selective Letter sets forth various reasons for excluding from Selective's proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal that Proponent submitted to Selective. A copy of the proposal ("Proposal") is attached as Exhibit A to the Selective Letter. The Proposal is comprised of three "prongs", all relating to compensation of Selective's executive officers and directors The first relates to total compensation, the second to future awards of stock options and similar compensation, and the third to the exercise of existing options and the sale of stock. Proponent respectfully submits that the reasons given in the Selective Letter do not warrant exclusion of the Proposal from Selective's proxy materials.

DISCUSSION OF SELECTIVE'S REASONS FOR EXCLUSION

I. The Proposal Does Not Require Selective to Breach Any Contracts

A. Action Relating to Executive Compensation. Selective erroneously contends [page 5] that implementation of the Proposal "would result in a breach by Selective of the terms of the Employment Agreements" with Messrs. Murphy and Ochiltree. The Selective Letter equates the term "compensation" in the first "prong" of the Proposal with "salary and bonus paid ... in 2000" (page 5). However, the term "compensation" in the first "prong" can and should be read more broadly to include all compensation required to be disclosed in the Summary Compensation Table. Selective's Proxy Statement dated April 1, 2002 discloses aggregate compensation for 2000 (comprised of salary, restricted stock awards and all other, excluding stock options granted) in the amounts of $714,411 for Mr. Murphy and $391,839 for Mr. Ochiltree. Amendment No. 3 to Mr. Murphy's Employment Agreement dated as of August 1, 2001, attached to Selective's Letter as part of Exhibit B, requires payment of a fixed Salary of $550,000, which is $164,441 *less* than the aggregate compensation Selective paid Mr. Murphy in 2000. Similarly, Amendment No. 3 to Mr. Ochiltree's Employment Agreement dated as of October 31, 2002, also attached to Selective's Letter as part of Exhibit B, only requires payment of a fixed Salary of $290,000, which is $101,839 *less* than the aggregate compensation Selective paid Mr. Ochiltree in 2000. Therefore, the Directors could implement the first prong of the Proposal relating to compensation without breaching those employment agreements as amended in 2001.

Moreover, all three prongs of the Proposal are framed as *recommendations* by the shareholders to Selective's Board of Directors. The Proposal does not *require* the Board to reduce any individual's compensation. Proponent expects that Selective's Board would, in the exercise of its discretion, take into account all relevant factors, including Selective's prior contractual commitments, before implementing the total compensation prong of the Proposal. Contrary to Selective's assertion that the Proposal would serve "no useful purpose" (page 5), Proponent believes that adoption of the Proposal will serve a useful purpose by providing guidance to the Board regarding Selective's stockholders' views on executive and director compensation.

The Selective Letter does not raise any objection to the application of the first prong of the Proposal to *director* compensation. Therefore, that portion of the Proposal should not be excluded even if one or more of the other portions of the Proposal must be excluded.

B. Action Relating to Restrictions on Exercise of Stock Options and Sales of Stock. Selective also contends (page 5) that the third "prong" of the Proposal would "require" Selective to enter into understandings with executive officers and directors not to exercise stock options or sell stock until Selective meets the specified average return on equity. Selective further argues (page 6) that it would breach its stock option contracts if it "were to unilaterally impose a new condition on the exercise of outstanding stock options", etc. As in the case of the "compensation prong" of the Proposal, the Proposal is phrased as a *recommendation, not a requirement.* Therefore under this third prong, Selective could, for example, negotiate with option holders to restrict existing rights in connection with a future grant of stock options, restricted stock awards or other aspects of compensation, without violating any existing rights.

C. Action Relating to Future Grants of Stock Options or Similar Compensation. The second "prong" of the Proposal is a recommendation that the Board impose a performance-based condition when awarding options or similar compensation in the future. The Selective Letter wholly fails to address the second prong. Therefore, that portion of the Proposal should not be excluded even if one of both of the other two prongs are excluded, in whole or in part.

II. The Proposal is Within the Power of Selective to Effectuate Lawfully

For the reasons set forth in Part I above, all three prongs of the Proposal are within Selective's power to effectuate lawfully.

III. The Proposal is a Proper Subject For Shareholder Action

As noted above, the Proposal consists of three *recommendations* to Selective's Board relating to compensation of its executive officers and directors. The Note to Rule 14a-8(i)(1) provides in part:

> "In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

The Selective Letter fails to "demonstrate otherwise." Implementation of the Proposal will not require Selective's board of directors to ignore their obligations under the New Jersey Business Corporation Act, Selective's Restated Certificate of Incorporation or its Bylaws. Past shareholder approval of Selective's stock option plans has no relevance to this question. Nor is it relevant here that Selective's stock option plans are administered by a committee of the Board, because that committee is wholly comprised of directors appointed by the Board.

Selective's invocation of Rule 14a-8(i)(1) seems to be little more than an attempt to make an end run around the Staff's series of 1992 no-action letters to the effect that shareholder proposals relating to the type or amount of compensation and benefits paid or provided to senior executive officers and directors may not be omitted from proxy statements under the then-current version of what is now Rule 14a-8(i)(7). See, e.g., *Baltimore Gas & Elec. Co., Chrysler Corp.,* and *Eastman Kodak* (no-action letters dated 2/13/92).

It is even clearer in this post-Enron era than it was in 1992 that a publicly-held corporation's compensation of its executive officers and directors is not only a significant policy issue but also a matter of profound importance to shareholders. Surely Selective's shareholders have the right to make recommendations to its board of directors regarding this highly important matter.

CONCLUSION

For the foregoing reasons, Proponent respectfully requests that the Staff reject Selective's reasons for excluding Proponent's Proposal from its proxy materials for the 2003 Meeting.

We are enclosing six copies of this response letter pursuant to Rule 14a-8(k), and one additional copy. Please acknowledge receipt of this letter by date stamping and returning the additional copy in the enclosed stamped, self-address envelope. If you have any questions or require additional information from Proponent, please contact William S. Robertson, III of this office at 973-694-0800 ext. 303.

Very truly yours,

Williams Caliri Miller Otley & Stern, P.C.

cc: Mr. John L. Soldoveri

cc: (via Federal Express)
Selective Insurance Group, Inc.
c/o Michael Nita, Esq., DrinkerBiddle&Reath LLP
500 Campus Drive, Florham Park, NJ 07932-1047

DrinkerBiddle&Reath
A Pennsylvania Limited Liability Partnership LLP

Law Offices
500 Campus Drive
Florham Park, NJ
07932-1047

973-360-1100
973-360-9831 fax
www.drinkerbiddle.com

PHILADELPHIA
NEW YORK
WASHINGTON
LOS ANGELES
SAN FRANCISCO
PRINCETON
BERWYN
WILMINGTON

Daniel F. O'Connell,
Partner responsible for
Florham Park Office

Established
1849

January 24, 2003

1934 Act/Rule 14a-8

RECEIVED
2003 JAN 28 AM 9:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Selective Insurance Group, Inc.
Exclusion of Shareholder Proposal

Ladies and Gentlemen:

Selective Insurance Group, Inc. ("Selective") received a shareholder proposal (the "Proposal") from John L. Soldoveri (the "Proponent") dated December 2, 2002. On behalf of Selective, by letter dated January 7, 2003, we submitted a request to the Staff of the Division of Corporation Finance that it confirm that it would not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Selective excludes the Proposal from its proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting").

We received a letter dated January 17, 2003 from counsel to the Proponent in response to Selective's request. A copy of that letter is attached hereto as Exhibit A. Please let this letter serve as a reply to that letter from counsel to the Proponent.

Recommendation Relating to Restrictions on Exercise of Stock Options and Sales of Stock

Selective reiterates that it cannot lawfully impose restrictions on the exercise of outstanding stock options and on the sale or disposition of stock held by its senior executive officers and directors. Accordingly, the Proposal may be excluded under Rules 14a-8(i)(2) and Rule 14a-8(i)(6).

The Proponent contends that since his request is a recommendation, not a requirement, the Proposal should not be excluded.

The Staff reviewed a similar issue in International Business Machines Corporation (February 27, 2000). The proponent therein had argued that its proposal simply requested, not required, the board of directors to seek termination and renegotiation of the chief executive officer's retirement agreement and, therefore, should not be excluded. In its response, IBM maintained that since valid proposals carry with them the presumption that a company's board is empowered to actually implement or effectuate the relief requested, then in those cases where the board cannot do so, the proposal is fully excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). IBM further

DrinkerBiddle&Reath LLP

asserted that since the retirement agreement did not permit IBM to terminate it, mutual agreement was legally necessary to effectuate any changes. The fact that one might be able to "ask" the chief executive officer to terminate and renegotiate his agreement falls woefully short of actually possessing the power to implement or effectuate the Proposal. Since no implementation of the Proposal could occur lawfully absent mutual agreement and since there was nothing obligating the chief executive officer to terminate and renegotiate his agreement, IBM believed the proposal should be omitted under Rules 14a-8(i)(2) and 14a-8(i)(6). The Staff permitted IBM to exclude the proposal under Rule 14a-8(i)(2), and found it not necessary to address any other basis for exclusion.

Selective's senior officers and directors have existing rights with respect to stock options and stock that they own. Just as in International Business Machines Corporation, the fact that the Proponent has framed the Proposal as a recommendation, rather than a requirement, should not serve to permit the inclusion of the Proposal. As discussed in Sections I.B and II of our January 7, 2003 letter, Selective cannot lawfully implement the actions recommended by the Proponent. Therefore, the Proposal should be excluded.

We are enclosing six copies of this letter. We are also forwarding concurrently a copy of this letter to the Proponent and his counsel by overnight mail.

Please acknowledge receipt of this letter by date stamping and returning the additional copy of this letter in the enclosed, self addressed envelope. Should you have any questions, please contact Michael Nita of this office at (973) 549-7124.

Very truly yours,

Drinker Biddle & Reath LLP

EXHIBIT A

WILLIAMS, CALIRI, MILLER, OTLEY & STERN, P.C.

LAWYERS

FOUNDED IN 1936

WALTER E. WILLIAMS (1904-1985)
DAVID J. CALIRI (RETIRED)

PETER B. EDDY
CHRISTOPHER A. ERD
DAVID GOLUB
STEVEN A. LANG
ANGELA J. MENDELSOHN
RICHARD S. MILLER
BRYAN D. PLOCKER*
WILLIAM S. ROBERTSON, III*
JOHN J. STERN^Δ□
STEVEN A. WEISBERGER

1428 ROUTE 23, P.O. BOX 995
WAYNE, NEW JERSEY 07474-0995
TELEPHONE (973) 694-0800
FAX (973) 694-0302

www.wcmolaw.com

COUNSEL

VICTOR C. OTLEY, JR.
MURRAY L. COLE
RALPH V. MARTIN
JOHN F. GEANEY, JR.
VINCENT A. SIANO*
HENRY RAMER, P.A.*†□
HOWARD STERN

*Admitted also in NY
†Admitted also in FL
^ΔAdmitted also in CA
□Certified by the Supreme Court of New Jersey as a Civil Trial Attorney

1934 Act/Rule 14a-8(k)
[Response Letter]

January 17, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Selective Insurance Group, Inc. - Shareholder Proposal for Proxy Statement for 2003 Annual Meeting of Shareholders

Ladies and Gentlemen:

On behalf of our client John L. Soldoveri ("Proponent"), a shareholder of Selective Insurance Group, Inc. ("Selective"), we are submitting this letter pursuant to Rule 14a-8(k) in response to a letter to you from Selective's legal counsel, DrinkerBiddle&Reath LLP dated January 7, 2003 (the "Selective Letter").

The Selective Letter sets forth various reasons for excluding from Selective's proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal that Proponent submitted to Selective. A copy of the proposal ("Proposal") is attached as Exhibit A to the Selective Letter. The Proposal is comprised of three "prongs", all relating to compensation of Selective's executive officers and directors The first relates to total compensation, the second to future awards of stock options and similar compensation, and the third to the exercise of existing options and the sale of stock. Proponent respectfully submits that the reasons given in the Selective Letter do not warrant exclusion of the Proposal from Selective's proxy materials.

DISCUSSION OF SELECTIVE'S REASONS FOR EXCLUSION

I. The Proposal Does Not Require Selective to Breach Any Contracts

A. Action Relating to Executive Compensation. Selective erroneously contends [page 5] that implementation of the Proposal "would result in a breach by Selective of the terms of the Employment Agreements" with Messrs. Murphy and Ochiltree. The Selective Letter equates the term "compensation" in the first "prong" of the Proposal with "salary and bonus paid ... in 2000" (page 5). However, the term "compensation" in the first "prong" can and should be read more broadly to include all compensation required to be disclosed in the Summary Compensation Table. Selective's Proxy Statement dated April 1, 2002 discloses aggregate compensation for 2000 (comprised of salary, restricted stock awards and all other, excluding stock options granted) in the amounts of $714,411 for Mr. Murphy and $391,839 for Mr. Ochiltree. Amendment No. 3 to Mr. Murphy's Employment Agreement dated as of August 1, 2001, attached to Selective's Letter as part of Exhibit B, requires payment of a fixed Salary of $550,000, which is $164,441 *less* than the aggregate compensation Selective paid Mr. Murphy in 2000. Similarly, Amendment No. 3 to Mr. Ochiltree's Employment Agreement dated as of October 31, 2002, also attached to Selective's Letter as part of Exhibit B, only requires payment of a fixed Salary of $290,000, which is $101,839 *less* than the aggregate compensation Selective paid Mr. Ochiltree in 2000. Therefore, the Directors could implement the first prong of the Proposal relating to compensation without breaching those employment agreements as amended in 2001.

Moreover, all three prongs of the Proposal are framed as *recommendations* by the shareholders to Selective's Board of Directors. The Proposal does not *require* the Board to reduce any individual's compensation. Proponent expects that Selective's Board would, in the exercise of its discretion, take into account all relevant factors, including Selective's prior contractual commitments, before implementing the total compensation prong of the Proposal. Contrary to Selective's assertion that the Proposal would serve "no useful purpose" (page 5), Proponent believes that adoption of the Proposal will serve a useful purpose by providing guidance to the Board regarding Selective's stockholders' views on executive and director compensation.

The Selective Letter does not raise any objection to the application of the first prong of the Proposal to *director* compensation. Therefore, that portion of the Proposal should not be excluded even if one or more of the other portions of the Proposal must be excluded.

B. Action Relating to Restrictions on Exercise of Stock Options and Sales of Stock. Selective also contends (page 5) that the third "prong" of the Proposal would "require" Selective to enter into understandings with executive officers and directors not to exercise stock options or sell stock until Selective meets the specified average return on equity. Selective further argues (page 6) that it would breach its stock option contracts if it "were to unilaterally impose a new condition on the exercise of outstanding stock options", etc. As in the case of the "compensation prong" of the Proposal, the Proposal is phrased as a *recommendation, not a requirement.* Therefore under this third prong, Selective could, for example, negotiate with option holders to restrict existing rights in connection with a future grant of stock options, restricted stock awards or other aspects of compensation, without violating any existing rights.

C. Action Relating to Future Grants of Stock Options or Similar Compensation. The second "prong" of the Proposal is a recommendation that the Board impose a performance-based condition when awarding options or similar compensation in the future. The Selective Letter wholly fails to address the second prong. Therefore, that portion of the Proposal should not be excluded even if one of both of the other two prongs are excluded, in whole or in part.

II. The Proposal is Within the Power of Selective to Effectuate Lawfully

For the reasons set forth in Part I above, all three prongs of the Proposal are within Selective's power to effectuate lawfully.

III. The Proposal is a Proper Subject For Shareholder Action

As noted above, the Proposal consists of three *recommendations* to Selective's Board relating to compensation of its executive officers and directors. The Note to Rule 14a-8(i)(1) provides in part:

> "In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

The Selective Letter fails to "demonstrate otherwise." Implementation of the Proposal will not require Selective's board of directors to ignore their obligations under the New Jersey Business Corporation Act, Selective's Restated Certificate of Incorporation or its Bylaws. Past shareholder approval of Selective's stock option plans has no relevance to this question. Nor is it relevant here that Selective's stock option plans are administered by a committee of the Board, because that committee is wholly comprised of directors appointed by the Board.

Selective's invocation of Rule 14a-8(i)(1) seems to be little more than an attempt to make an end run around the Staff's series of 1992 no-action letters to the effect that shareholder proposals relating to the type or amount of compensation and benefits paid or provided to senior executive officers and directors may not be omitted from proxy statements under the then-current version of what is now Rule 14a-8(i)(7). See, e.g., *Baltimore Gas & Elec. Co., Chrysler Corp.*, and *Eastman Kodak* (no-action letters dated 2/13/92).

It is even clearer in this post-Enron era than it was in 1992 that a publicly-held corporation's compensation of its executive officers and directors is not only a significant policy issue but also a matter of profound importance to shareholders. Surely Selective's shareholders have the right to make recommendations to its board of directors regarding this highly important matter.

CONCLUSION

For the foregoing reasons, Proponent respectfully requests that the Staff reject Selective's reasons for excluding Proponent's Proposal from its proxy materials for the 2003 Meeting.

We are enclosing six copies of this response letter pursuant to Rule 14a-8(k), and one additional copy. Please acknowledge receipt of this letter by date stamping and returning the additional copy in the enclosed stamped, self-address envelope. If you have any questions or require additional information from Proponent, please contact William S. Robertson, III of this office at 973-694-0800 ext. 303.

Very truly yours,

Williams Caliri Miller Otley & Stern, P.C.

cc: Mr. John L. Soldoveri

cc: (via Federal Express)
Selective Insurance Group, Inc.
c/o Michael Nita, Esq., DrinkerBiddle&Reath LLP
500 Campus Drive, Florham Park, NJ 07932-1047

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Selective Insurance Group, Inc.
Incoming letter dated January 7, 2003

The proposal consists of the following: The first resolve clause recommends that the board of directors not approve compensation increases to senior executive officers or directors above a level contained in the first resolve clause. The second resolve clause recommends that the board of directors not award stock, stock options or similar compensation to senior executive officers or directors unless specified conditions are met. The third resolve clause recommends that the board of directors enter into understandings with senior executive officers and directors not to exercise stock options or to sell or otherwise dispose of stock until Selective achieves a return on equity specified in the third resolve clause.

We are unable to concur in your view that Selective may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Selective may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Selective may exclude the first and third resolve clauses under rules 14a-8(i)(2) and 14a-8(i)(6) because they may cause Selective to breach existing contracts. It appears that these defects could be cured, however, if the first and third resolve clauses are revised to state that they apply only to future contractual obligations. Accordingly, unless the proponent provides Selective with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Selective omits only the first and third resolve clauses from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Alex Shukhman
Attorney-Advisor